SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D C

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 16, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                        Form 20-F....X...Form 40-F.......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                               Yes....X...No......

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Eiger Technology, Inc.


Date: August 16, 2000                  Mr. Gerry A. Racicot
                                       President

[LOGO] Eiger
          technology inc.

For Immediate Release                         Wednesday August 16, 2000

                       LEADING MP3 MANUFACTURER CALLS FOR
                          RESOLUTION OF NAPSTER DEBATE

TORONTO-- Eiger Technology Inc., Canada's leading MP3 corporation, today called on the Recording Industry Association of America (RIAA) and Napster to reach a compromise in their ongoing court battle over MP3 files and lost royalties.

Gerry Racicot, President and CEO of Eiger Technology Inc., expressed concern that if a compromise is not reached soon, the big loser will be the public.

"MP3's and the Internet have provided millions of music lovers access to high-quality recordings. While the artists who produce this music should be compensated, a middle ground will have to be reached if the industry wishes to avoid a spiral of litigation and lawsuits. We see demand growing daily for this technology, so it's clear to us that MP3's are here to stay. All interested parties need to come to the table so that consumers win the day."

The RIAA, on behalf of its members, is suing Napster claiming that the MP3 web-site launched a service that enables and facilitates piracy of music. Napster maintains that its users do not engage in the commercial use of the MP3 files and therefore do not participate in direct copyright infringement.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s website at www.eigertechnology.com.

                                      -30-

For More Information, Please Contact:

Nini Krishnappa
Optimum Public Relations
(416) 934-8007
nkrishnappa@cossette.com

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About EigerNet Inc., EigerNet is the state-of-the-art manufacturing subsidiary, of Eiger Technology Inc. located in Korea. EigerNet manufactures computer, Internet and telecommunications products such as 56K modems and the world renowned EigerMan MP3 player. (www.eigerlabs.com)

About Optimum Public Relations, Optimum is a member of the Cossette Group, Canada largest communications-marketing agency with offices throughout Canada and in the U.S.
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                       Directors of Eiger Technology Inc.
                                G.A. Racicot, CEO

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                       818 Erie St. Stratford, ON N4Z 1A2
           519-273-0503 (tel) 519-273-1684 (fax) e-mail eiger@cyg.net